PRESS RELEASE DATED OCTOBER 15, 2003

FILED BY TELLIUM, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ZHONE TECHNOLOGIES, INC.

COMMISSION FILE NO. 333-108019

This filing relates to a proposed business combination between Tellium, Inc. (“Tellium”) and Zhone Technologies, Inc. (“Zhone”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 27, 2003, by and among Tellium, Zhone and Zebra Acquisition Corp., a wholly-owned subsidiary of Tellium.

On October 15, 2003, Tellium and Zhone issued the following joint press release regarding the proposed merger described above:

Press Release

TELLIUM AND ZHONE ANNOUNCE EFFECTIVENESS OF REGISTRATION

STATEMENT FOR THEIR PROPOSED MERGER

OCEANPORT, NJ, AND OAKLAND, CA (October 15, 2003) - Tellium, Inc. (Nasdaq:TELM), a leader in optical networking technology, and Zhone Technologies, Inc., a privately-held company dedicated to developing the full spectrum of next-generation access infrastructure solutions, today announced that the Securities and Exchange Commission has declared effective the S-4 Registration Statement relating to the issuance of Tellium common stock in connection with their proposed merger. The registration statement contains a Joint Proxy Statement/Prospectus, which is expected to be mailed to stockholders of Tellium and Zhone on or about October 15, 2003.

The merger is subject to the approval of Tellium and Zhone stockholders and certain other conditions that are described in the Joint Proxy Statement/Prospectus. Tellium stockholders of record on September 25, 2003 will vote on the merger at a special meeting scheduled for 10 a.m., local time, on November 13, 2003, at Tellium’s headquarters in Oceanport, New Jersey. Zhone stockholders of record on September 25, 2003 will vote on the merger at a special meeting scheduled for 8 a.m., local time, on November 13, 2003, at Zhone’s headquarters in Oakland, California. If approved by Tellium and Zhone stockholders, it is anticipated that the merger will close soon after the special meetings.

About Tellium, Inc. (Tellium)

Tellium delivers high-speed, high-capacity, intelligent optical solutions that empower service providers around the world to create, run, control, simplify and optimize their networks. First in the world to provide in-service, intelligent optical switches, Tellium’s Aurora Optical Switch™ family and the StarNet

Software Suite™ together offer service providers a simple and cost-effective migration path to next-generation public networks.

Tellium®…smarter, faster optical networks.™

About Zhone Technologies, Inc. (Zhone)

Zhone’s strategy combines existing solutions with Zhone’s internally developed intellectual property to create a portfolio of scalable next-generation network products supporting a rich array of voice, data, video, and entertainment services. The company was founded by the senior management team that grew telecommunications pioneer Ascend Communications, Inc., from its startup roots to the multi-billion-dollar company acquired by Lucent Technologies (NYSE: LU) in June 1999. In July 2003, Zhone and Tellium (Nasdaq: TELM) announced that the two companies have entered into a definitive agreement to merge the two companies. Zhone’s advanced networking solutions include the Single Line Multi-Service architecture (SLMS™), FlexBand™ Multi-service port, Zhone Management System (ZMS™), Broadband Access Node (BAN™), Multi-Access Line Concentrator (MALC™), AccessNode™ and Universal Edge™ 9000 products (purchased from Nortel Networks—NYSE/TSE: NT), Sechtor™ universal voice gateway, the Z-Edge™ access products and RAPTOR™ DSLAM, the Zhone Residential Gateway (ZRG) and the FiberJack™ PON Terminal.

Additional Information About the Merger

Zhone and Tellium have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) in connection with the merger, which contains a Joint Proxy Statement/Prospectus. Any offer of securities will only be made pursuant to the Joint Proxy Statement/Prospectus. In addition, Zhone and Tellium will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. A free copy of these documents may also be obtained from Zhone Investor Relations or Tellium Investor Relations at the addresses set forth below. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

The officers and directors of Zhone and Tellium may have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Zhone and Tellium generally. In addition, Zhone and Tellium, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone and Tellium in favor of the merger. Information about the officers and directors of Zhone and Tellium and the interests they may have in the merger is available in the Joint Proxy Statement/Prospectus. Additional information about the officers and directors of Zhone is set forth in Zhone’s Registration Statement on Form 10 filed with the SEC on April 30, 2003, as amended. Additional information about the officers and directors of Tellium is set forth in the proxy statement for Tellium’s 2003 Annual Meeting of Stockholders filed with the SEC on April 30, 2003.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

Certain matters discussed in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the merger may not close, the failure of the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the businesses and assets of Tellium and Zhone, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the combined company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, and higher than anticipated expenses the combined company may incur in future quarters. In addition, please refer to the risk factors contained in the Joint Proxy Statement/Prospectus for other important factors that could cause actual results to differ materially from those contained in the forward-looking statements.

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For more information, please visit www.tellium.com or www.zhone.com or contact:

Tellium, Inc.

Investors

Jenniffer Collins

Tel: +1 732-483-3112

Fax: +1 732-923-9805

Email: investor@tellium.com

Media

Mike Deshaies

Tel: +1 732-923-4160

Fax: +1 732-483-3280

Email: mdeshaies@tellium.com

Zhone Technologies, Inc.

Investors

Christen Chesel

Tel: +1 510-777-7013

Fax: +1 510-777-7001

Email: investor-relations@zhone.com

Media

David Markowitz

Tel : +1 510-777-7020

Fax : +1 510-777-7001

Email: dmarkowitz@zhone.com

Tellium is a trademark of Tellium, Inc. Zhone, the Zhone logo, and all Zhone product names are trademarks of Zhone Technologies, Inc. Other brand and product names are trademarks of their respective holders. Copyright 2003 Zhone Technologies, Inc., and Tellium Inc. All rights reserved.